Breathe BioMedical Inc.

191 Halifax Street

Moncton, New Brunswick E1C 9R6

Canada

October 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams
Julie Sherman
Jeanne Baker

Re:	Breathe BioMedical Inc.
Withdrawal of Registration Statement on Form F-1
File No. 333-280034

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Breathe BioMedical Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-1 (File No. 333-280034) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on June 7, 2024 and most recently amended on October 10, 2024.

The Company has determined not to pursue the initial public offering to which the Registration Statement relates at this time due to market conditions and the Company’s determination that the registration of its securities is not in the best interests of the Company at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company further hereby requests, pursuant to Rule 418 promulgated under the Securities Act, that any supplemental materials transmitted to the Commission by the Company be returned to the Company or destroyed promptly by the staff. If returned, the supplemental materials may be returned to Troutman Pepper Hamilton Sanders LLP, attention Nicole A. Edmonds, at 401 9th Street, N.W., Suite 1000, Washington, D.C. 20004.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Company, Thomas M. Rose of Troutman Pepper Hamilton Sanders LLP, at (757) 687-7715.

Sincerely,

BREATHE BIOMEDICAL INC.

By:	/s/ William Dawes
Name:	William Dawes
Title:	Chief Executive Officer

Cc:	Thomas M. Rose, Troutman Pepper Hamilton Sanders LLP
Nicole A. Edmonds, Troutman Pepper Hamilton Sanders LLP
Aaron E. Sonshine, Bennett Jones LLP
Tyler McAuley, Bennett Jones LLP
Angela M. Dowd, Loeb & Loeb LLP
Lili Taheri, Loeb & Loeb LLP
Eric L. Foster, Mintz LLP